Exhibit 4.01
DESCRIPTION OF COHERENT CORP.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Coherent Corp. (“Coherent”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is its common stock, no par value per share (“Common Stock”).
Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated By-Laws (the “By-Laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this description is a part. We encourage you to read the Articles of Incorporation, our By-Laws and the applicable provisions of the Pennsylvania Business Corporation Law (the “BCL”) for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 300,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, no par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of Common Stock are not entitled to cumulative voting of their shares in elections of directors.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of Coherent, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of our Preferred Stock.

Other Rights and Preferences

Holders of Common Stock have no preemptive or conversion rights or other subscription rights. Our Common Stock is not subject to any redemption or sinking fund provisions. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any then outstanding Preferred Stock.

Provisions in the Articles of Incorporation and the By-Laws

The Articles of Incorporation and the By-Laws contain provisions that could make Coherent a less attractive target for a hostile takeover and could make more difficult or discourage a merger proposal, a tender offer or a proxy contest.

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Such provisions include:

• a requirement that shareholder-nominated director nominees be nominated in advance of the meeting at which directors are elected and that specific information be provided in connection with such nomination;

• the ability of Coherent’s Board of Directors to issue additional shares of Common Stock or Preferred Stock without shareholder approval; and

• certain provisions requiring supermajority approval (at least two-thirds of the votes cast by all shareholders entitled to vote thereon, voting together as a single class).

Listing

The Common Stock is traded on the New York Stock Exchange under the trading symbol “COHR.”